

Sebastien HUA · 3rd

Chargé de mission auprès du PDG chez Kering

Paris Area, France · 500+ connections · **Contact info**

 **Kering**

 **ENA - Ecole national d'administration**

Experience



Kering
5 yrs 5 mos

○ **Chargé de mission auprès du PDG**
Jan 2018 – Present · 2 yrs 6 mos
Région de Paris, France

○ **Digital Business & Client Engagement Director**
Feb 2015 – Present · 5 yrs 5 mos

Chargé de mission auprès du PDG
Kering (ex-PPR)
Oct 2011 – Feb 2015 · 3 yrs 5 mos



Project Leader
The Boston Consulting Group
Feb 2009 – Oct 2011 · 2 yrs 9 mos

Counsellor

French mission to the UN

Aug 2007 – Jan 2009 · 1 yr 6 mos

In charge of sustainable development

French Foreign Affairs Ministry

3 yrs 5 mos



Chargé de mission

Aug 2006 – Aug 2007 · 1 yr 1 mo

In charge of G8



Desk Officer

Apr 2004 – Aug 2006 · 2 yrs 5 mos

In charge of innovative financing for development

Show 1 more experience ⌄

Education



ENA - Ecole nationale d'administration

2002 – 2004



Sciences Po

1997 – 2001



